June 29, 2006

Via U.S. Mail and Facsimile

Valerio Cavallo
Chief Financial Officer
Telecom Argentina S.A.
Alicia Moreau de Justo
(C1107AAB) - Buenos Aires
Argentina

	Re:	Telecom Argentina S.A.
		Form 20-F for the Fiscal Year Ended December 31, 2004 Filed June 29, 2005, Amended June 30, 2005
		Form 6-K, Filed March 14, 2006
		File No. 1-13464

Dear Mr. Cavallo:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2004 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on page 28 of the Form 6-K regarding services received from Etec S.A., a Cuban state-owned telecommunications company. Your Form 20-F for the year ended
December 31, 2004, does not include any information regarding such services, or any other contacts with Cuba.

Cuba is identified as a state sponsor of terrorism by the U.S.
State
Department, and is subject to asset controls and export controls administered by the U.S. Treasury Department`s Office of Foreign Assets Control and the U.S. Commerce Department`s Bureau of Industry
and Security. Please describe the nature and extent of your past, current, and anticipated contacts with Cuba, whether through direct
or indirect arrangements.   Your response should describe the
material terms of any agreements or commercial arrangements you have with Etec S.A.
2. Please discuss the materiality of your contacts with Cuba, in light of Cuba`s status as a state sponsor of terrorism. Discuss also whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance

		Robert Littlepage
		Accounting Branch Chief
		Division of Corporation Finance

	Julia Cowles
	Davis Polk & Wardwell
      Fax: (650) 752-3607

Valerio Cavallo
Telecom Argentina S.A.
June 29, 2006
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